UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/ Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR Announces Resolutions Approved at the Annual Extraordinary and General Ordinary Shareholders' Meeting Held on April 27, 2007.

Mexico City, April 30, 2007 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, announced that shareholders adopted the following resolutions at the Company’s Extraordinary and General Ordinary Shareholders' Meeting held in Mexico City on April 27, 2007:

General Extraordinary Meeting

Summary of Resolutions

1.	Approval of a total amendment to the Asur’s bylaws in accordance with the draft made available to the shareholders prior to the meeting.

2.	Special delegates of the General Extraordinary Shareholders’ Meeting were appointed to appear before a notary public to legalize the minutes of said meeting.

General Annual Ordinary Meeting

Summary of Resolutions

1.

Approval of the report submitted by the Board of Directors, along with the external statutory auditor’s report, with respect to the operations and results of the Company during the fiscal year ended on December 31, 2006, as well as the opinion of the Board of Directors regarding the content of such report.

2.

Approval of the report submitted by the Board of Directors with respect to the principal accounting and information policies and criteria used in the preparation of the Company’s financial statements. Furthermore, note was taken of the report submitted by the Board of Directors regarding related party transactions, principal shareholders and transactions exceeding US$2 million.

3.

Note was taken that the report regarding the activities and operations in which the Board of Directors intervened, as required pursuant to article 28 IV (e) of the Securities Market Law, was not prepared because during

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the fiscal year ended on December 31, 2006, the Board of Directors did not intervene in any such activities or operations.

4.	Approval of the financial statements for the year ended December 31, 2006.

5.	Approval of the report submitted by the Audit Committee with respect to its operations during the fiscal year ended on December 31, 2006.

6.	Approval of the report regarding the fulfillment of the tax obligations of the Company for the fiscal year ended on December 31, 2006.

7.

It was agreed to set aside an amount of Ps. $26,405,721.97 (twenty six million four hundred and five thousand seven hundred and twenty one 97/100 Mexican pesos), equivalent to 5% of the Company’s net profits according to the financial statements for the fiscal year ended December 31, 2006, to increase the legal reserve fund of the Company.

8.

Approval of a regular cash dividend to be charged to the revenue account, in the amount of Ps. $0.75 per share, which will be paid in a single installment to each of the common Series “B” and “BB” shares representing the paid-in capital stock of the Company.

The payment of the dividend will be made through the Renta Variable division of S.D. Indeval, S.A. de C.V., at its offices located at en Paseo de la Reforma No. 255-3er piso, Colonia Cuauhtémoc, 06500, in México, Distrito Federal, from Monday through Friday from 9:30 through 13:00, on or after May 31, 2007.

9.	Payment of the dividend will be made against delivery of coupon 01 of the currently outstanding stock certificates.

The dividend payment notice will be published no later than May 3, 2007 in a major circulation newspaper.

10.

Approval to delegate to the Board of Directors the authority to establish and pay dividends to each of the outstanding shares, on the date or dates, in such amounts and on such other terms and conditions as the Board of Directors shall determine during the fiscal year 2007 and for up to the amount of the pending allocation utilities account for any fiscal year.

11.

Approval of the increase of the maximum amount of resources that the Company may allocate to the repurchase of its own shares for the fiscal year 2007 pursuant to article 56 of the Securities Market Law, in the amount of Ps.189,208,715.45 (one hundred and eighty nine million two hundred and eight thousand seven hundred and fifteen Mexican pesos 45/100), resulting in a total amount of Ps.968,865,595.06 (nine hundred sixty eight million eight hundred and sixty five thousand five hundred and ninety five Mexican pesos 06/100).

12.

Approval of the resignation presented by Mr. Kjeld Binger and Mr. Michael Olsen as permanent and assistant members, respectively, of the Board of Directors and approval of the appointment of Mr. Rasmus Christiansen and Torben Thyregod, respectively, to occupy such positions.

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Approval of the Board of Directors, Statutory Auditors, Secretary and Assistant Secretary’s activities during the year ended on December 31, 2006, and release from any liability they might have incurred.

13.	The ratification of Mr. Fernando Chico Pardo as President of the Board of Directors.

14.

The ratification of all the permanent members of the Board of Directors appointed by Series “B” Shareholders and Series “BB” Shareholders. Mr. Rafael Robles Miaja and Ms. Ana María Poblanno Chanona were ratified as non-member Secretary and Assistant Secretary, respectively, to the Board of Directors.

15.

Approval of resignation presented by Mr. Kjeld Binger as member of the Nomination and Compensation Committee and the appointment of Mr. Rasmus Christiansen as the new member of the Nomination and Compensation Committee. Messrs. Fernando Chico Pardo and Valentin Diez Morodo were ratified as members of the Nomination and Compensation Committee.

16.

Approval of the resignation presented by Mr. Kjeld Binger as member of the Acquisitions and Agreements Committee and the appointment of Mr. Rasmus Christiansen as new member of the Acquisitions and Agreements Committee. Likewise, ratification of Messrs. Fernadno Chico Pardo and Ricardo Guajardo Touché as permanent members of the Acquisitions and Agreements Committee.

17.	Ratification of Mr. Ricardo Guajardo Touché as President of the Audit Committee.

18.	Pursuant to the proposal made by the Nomination and Compensation Committee, the Meeting approved the following compensation to the members of the management bodies of the Company:

•	Each member of the Board of Directors will receive USD $4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

•	Each member of the Nominations and Compensations Committee will receive USD $4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

•	Each member of the Auditors Committee will receive USD $6,000.00 (Six thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

•	Each member of the Operations Committee will receive USD $4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

•	Each member of the Acquisitions and Agreements~~’~~ Committee will receive USD $1,500.00 (One thousand five hundred dollars 00/100, legal currency of the United States of America) per meeting attended.

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19.	Special delegates of the General Annual Ordinary Shareholders’ Meeting were appointed to appear before a notary public to legalize the minutes of said meeting.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date:April 30, 2007